NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 24, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on March 3, 2008. The conversion rate, which is the number of newly issued shares of the company's common stock issuable upon conversion of each share of the company's Series D senior mandatory convertible preferred stock on the conversion date, will, subject to adjustment under certain circumstances as described under ‘-Anti-Dilution Adjustments’, be as follows: If the 'applicable market value’ of the company's common stock, which is the average of the closing prices per share of the company's common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date, is equal to or greater than $9.88, which the company call the threshold appreciation price, then the conversion rate, which is equal to $250.00 divided by $9.88, will be 25.3165 shares of the company's common stock per share of the company's Series D senior mandatory convertible preferred stock. Accordingly, if the market price for the company's common stock increases to an amount that is greater than $9.88 on the settlement date, the aggregate market value of the shares of the company's common stock issued upon conversion of each share of the company's Series D senior mandatory convertible preferred stock, assuming that this market value is the same as the applicable market value of the company's common stock, will be greater than $250.00; If the applicable market value of the company's common stock is less than $9.88 but greater than $7.90, the conversion rate will be equal to $250.00 divided by the applicable market value of the company's common stock per share of the company's Series D senior mandatory convertible preferred stock. Accordingly, if the market price for the company's common stock increases but that market price is less than $9.88 on the settlement date, the aggregate market value of the shares of the company's common stock issued upon conversion of each share of the company's Series D senior mandatory convertible preferred stock, assuming that this market value is the same as the applicable market value of the common stock, will equal $250.00. If the applicable market value of the company's common stock is less than or equal to $7.90, the conversion rate, which is equal to $250.00 divided by $7.90, will be 31.6456 shares of the company's common stock per share of the company's Series D senior mandatory convertible preferred stock. Accordingly, if the market price for the company's common stock decreases to an amount that is less than $7.90 on the settlement date, the aggregate market value of the shares of the company's common stock issued upon conversion of each share of the company's Series D senior mandatory convertible preferred stock, assuming that the market value is the same as the applicable market value of the company's common stock, will be less than $250.00, and if the market price equals $7.90, the aggregate market value of those shares, assuming that this market is the same as the applicable market value of the company's common stock, will equal $250.00. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 3, 2008.